Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
LEVEL 23, 56 PITT STREET
[redacted]

03 MAR 10 AM 7:21

03007282

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	10 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	16 pages (including cover sheet)

82-1565

SUPPL

GOODMAN FIELDER LIMITED – NOTICES OF CHANGE OF INTERESTS OF SUBSTSNATIAL HOLDER – AUSTRALIA & NEW ZEALAND

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

3/11

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

10 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Fielder Limited - Notices of change of interests of substantial holder - Australia and New Zealand

Please find enclosed letter dated 10 March 2003 to Goodman Fielder Limited together with notices required for Australia and New Zealand.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

If you have any enquiries please call:		
Shareholder information lines:	Australia New Zealand	1300 888 943 0800 006 675
Media:	Graham Canning Peter Brookes	0418 866 214 0407 911 389

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

10 March 2003

BY COURIER
& Facsimile: (02) 8874 6068

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Mr Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 – Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Amendment Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

HELEN GOLDING
Company Secretary

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Goodman Fielder Limited (the **Company**)

ACN/ARSN: 000 003 958

1. Details of substantial holder (1)

Name: Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.

ACN (if applicable): (See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on: 07/03/2003

The previous notice was given to the company on: 07/03/2003

The previous notice was dated: 07/03/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	443,797,972	37.33% (based on 1,188,820,329 ordinary shares on issue)	521,949,048	43.90% (based on 1,188,820,329 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.615 cash for every ordinary share in the Company (being $1.85 per share, as adjusted to reflect the 3.5 cent dividend per share and 20 cent special dividend per share (the record date for which was 5.00pm on 7 March 2003) declared by the Company).	78,249,176 ordinary shares	78,249,176 ordinary shares
		Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	Nil	98,100 ordinary shares	98,100 ordinary shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	216,980,000 ordinary shares	18.25%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D"). BPC1's power to vote or dispose of the ordinary shares is qualified since its takeover offer has not been declared unconditional and it is not registered as holder of those shares.	304,969,048 ordinary shares	25.65%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.25%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b). Burns Philp's power to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	304,969,048 ordinary shares	25.65%
Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.25%

	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a). The power of the persons referred to, to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	304,969,048 ordinary shares	25.65%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **HELEN GOLDING** capacity **Secretary**

sign here date 10/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 10 March 2003.

10 March 2003

Date

~~Director~~/Secretary

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
07/03/2003	78,249,176 Ordinary shares	78,249,176
Total	78,249,176	78,249,176

Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
07/03/2003	98,100 Ordinary shares	98,100
Total	98,100	98,100
Net Acceptances	78,151,076	78,151,076

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 10 March 2003.

10 March 2003

Date

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	Registered No.	Registered Office
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	TRONADOR 71 1427, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. 1GJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BURNS PHILP SHIPPING AGENCIES (FIJI) LIMITED (IN LIQUIDATION)	9683	LEVEL 5, ANZ HOUSE, VICTORIA PARADE PO BOX 32 SUVA FIJI
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP FINANCE NEW ZEALAND LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SIR LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY

BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 10 March 2003.

10 March 2003

Date

~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 1 page referred to in Form 604 signed by me and dated 10 March 2003.

10 March 2003

Date

~~Director~~/Secretary

Offer terms

The terms of the Offer are set out in the following documents:

1. The Bidder's Statement Offer - Section 9 The Offer (attached as Annexure "D" to Form 604 dated 31 January 2003);
2. Acceptance Form (attached as Annexure "D" to Form 604 dated 31 January 2003);
3. Notice of Variation dated 14 January 2003 - Withdrawal Rights (attached as Annexure "D" to Form 604 dated 31 January 2003);
4. Notice of Variation dated 22 January 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 31 January 2003);
5. Notice of Variation dated 5 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 7 February 2003);
6. Notice of Variation dated 21 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003); and
7. Notice of Variation dated 3 March 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003).

Form 1

Reg. 4

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [√] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. Goodman Fielder Limited
Name of public issuer

Burns, Philp & Company Limited
Name of substantial security holder

Level 23, 56 Pitt Street, Sydney, New South Wales, Australia
Address of substantial security holder

Philip West
Contact name for queries

61 2 9259 1384
Telephone number

2*. 521,949,048
Total number of voting securities of the public issuer in which a relevant interest is held

1,188,820,329
Total number of voting securities issued by public issuer

43.90%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
3*. Number of voting securities of the class in which a (non-)beneficial relevant interest is held	216,980,000	304,969,048
Percentage held at date of THIS notice	18.25%	25.65%
Percentage held at date of LAST notice (if any)	18.25%	19.08%

4*. DETAILS OF EACH RELEVANT INTEREST	Beneficial	Non-beneficial
5*. Name(s) of registered holder(s)	BPC1 Pty Limited	BPC1 Pty Limited
Provision(s) of section 5		5(1)(f)
6*. Date(s) of transaction(s)	N/A	7 March 2003
7*. Number of voting securities	N/A	78,151,076
Consideration (expressed in NZ$)	N/A	NZ$1.759 per share (A$1.615 per share)

(See notes on page 2)
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice ☐

is not required to be filed ☐

has already been filed with the notices dated 31 January 2003, 7 February 2003 & 5 March 2003

9*. N/A	7 March 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Helen Dorothy Golding	10 March 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

1. The non-beneficial relevant interests arise from acceptances received from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer for Goodman Fielder. The shares represented by those acceptances will only be acquired by BPC1 Pty Limited under its takeover offer if the takeover offer becomes unconditional. The consideration payable for those shares under the takeover offer is now A$1.815 per share. The original consideration of A$1.85 has been adjusted by the 3.5 cents dividend declared by Goodman Fielder, which had a record date of 21 February 2003 and is payable on 14 March 2003, and the 20 cents special dividend declared by Goodman Fielder, which had a record date of 5.00pm 7 March 2003 and is payable on 11 April 2003. That consideration has been converted to NZ$ for the purposes of this notice at a rate of A$1.00 = NZ$1.089. The documents under which those non-beneficial relevant interests arise are the following documents:

   (a) The Bidder's Statement Offer - Section 9 of the Offer;

   (b) Acceptance Form;

   (c) Notice of Variation dated 14 January 2003 – Withdrawal Rights;

   (d) Notice of Variation dated 22 January 2003 – Extension of Offer Period,

   all of which were attached to the notice dated 31 January 2003;

   (e) Notice of Variation dated 7 February 2003 - Extension of Offer Period, attached to the notice dated 7 February 2003;

   (f) Notice of Variation dated 21 February 2003 - Extension of Offer Period, attached to the notice dated 5 March 2003; and

   (g) Notice of Variation dated 3 March 2003 - Extension of Offer Period, attached to the notice dated 5 March 2003.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 MAR 10 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	10 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	32 pages (including cover sheet)

AMENDED THIRD (CUT-OFF) SUPPLEMENTARY BIDDER'S STATEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Freehills

10 March 2003

Our ref FBJ:JJM:30F
Phone 02 9225 5273 / 5228
Matter no 80386996
Doc no Sydney\004368046

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

BPC1 Pty Limited - takeover bid for Goodman Fielder Limited (ASX code: GMF)
Amended third (cut-off) supplementary bidder's statement

We act for BPC1 Pty Limited (**BPC1**) and Burns, Philp & Company Limited (**Burns Philp**) in relation to BPC1's off-market takeover bid for all the ordinary shares in Goodman Fielder Limited.

In accordance with the undertakings given by Burns Philp to the Takeovers Panel on 9 January 2003, the third (cut-off) supplementary bidder's statement dated 3 March 2003 (**Cut-Off Supplementary Bidder's Statement**) will be dispatched by Burns Philp to Goodman Fielder shareholders today.

You will note that the relevant date for the "Cut-Off Time" (under Part 4 "Withdrawal Facility" on page 3) is 20 March 2003 (which is 10 calendar days after the date of dispatch of the Cut-Off Supplementary Bidder's Statement).

Yours faithfully
Freehills

Braddon Jolley

Justin Mannolini

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5000 Facsimile 61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia www.freehills.com.au DX 361 Sydney
SYDNEY MELBOURNE PERTH CANBERRA BRISBANE HANOI HO CHI MINH CITY SINGAPORE Correspondent Offices JAKARTA KUALA LUMPUR

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

10 March 2003

Dear Goodman Fielder Shareholder or Optionholder

I am writing to update you on recent developments in relation to the takeover offer by Burns Philp for all your Goodman Fielder shares.

FUNDING ARRANGEMENTS

On 4 March 2003 Burns Philp announced that it had entered into new funding arrangements which would allow it to declare its offer unconditional in certain circumstances, including that Burns Philp receives acceptances taking its relevant interest to more than 50% on a fully diluted basis. On 6 March 2003, Burns Philp released its Fourth Supplementary Bidder's Statement providing further details in relation to this proposal.

Burns Philp has also finalised documentation for the existing funding facilities described in its original Bidder's Statement dated 19 December 2002. We enclose with this letter a copy of the Third (Cut-Off) Supplementary Bidder's Statement dated 3 March 2003, which sets out further information in relation to the preconditions to drawdown and events of default under those facilities, and your right to withdraw your acceptance in certain circumstances.

Please note, however, that Burns Philp may have declared its Offer unconditional by the time you receive this letter. If so, the withdrawal facility described in the Cut-Off Supplementary Bidder's Statement may have already lapsed.

You should monitor developments in the Burns Philp Offer through the financial press, or by visiting the Burns Philp website at www.burnsphilp.com, from which you can also download a copy of the Fourth Supplementary Bidder's Statement.

BURNS PHILP'S OFFER REPRESENTS FULL VALUE

Our effective offer price of $1.85 per share (before adjustment for dividends) is at a 25% premium to the closing price of Goodman Fielder shares on the day before Burns Philp acquired 14.8% of the company and a 28.5% premium to the one month weighted average price prior to that date. Goodman Fielder's ordinary shares did not trade at above $1.85 in the four years prior to Burns Philp's bid and the offer price clearly represents full value for your Goodman Fielder shares.

Goodman Fielder's Directors recently announced an unfranked 20 cent special dividend in addition to the interim dividend of 3.5 cents. As a result, the offer price under our offer has been automatically varied to $1.615 per share, but you are entitled to retain the dividends you receive.

GOODMAN FIELDER'S DIRECTORS CONCEDE – NO ALTERNATIVE OFFER

The Burns Philp Offer is the only takeover bid for your Goodman Fielder shares.

The Goodman Fielder Directors have conceded that their attempts to find another bidder for the company have been unsuccessful. On 25 February 2003, Goodman Fielder announced that, despite investigating a range of potential alternative options, "no adequate offer was made for the whole of Goodman Fielder".

Additionally, the outlook for Goodman Fielder shares is weak, and with world equity markets in decline it is likely that, in the absence of the Burns Philp Offer, Goodman Fielder shares would trade well below our offer price.

ACCEPT THE OFFER WITHOUT DELAY

If you have not accepted the Burns Philp Offer, we encourage you to do so as soon as possible.

You can accept the Offer by completing and signing the Acceptance Form and returning it in accordance with the instructions set out on the Acceptance Form. You can obtain an Acceptance Form by calling the Goodman Fielder Offer Information Line. If your shares are held in a CHESS Holding, you can also accept by instructing your broker or controlling participant to initiate acceptance of the Offer.

ANY QUESTIONS PHONE HOTLINE

Should you have any questions in relation to the Offer, please call the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512). For legal reasons, calls to these numbers will be recorded.

On behalf of the Directors of Burns Philp, I look forward to receiving your acceptance.

Yours faithfully

Alan McGregor
Chairman
Burns, Philp & Company Limited

BPC1 Pty Limited (ABN 45 101 665 918)
Third (Cut-Off) Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the third supplementary bidder's statement issued by BPC1 Pty Limited (ABN 45 101 665 918) (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited (ABN 65 000 000 359) (**Burns Philp**)) in relation to BPC1's off-market takeover bid for Goodman Fielder Ltd (ABN 44 000 003 958) (**Cut-Off Supplementary Bidder's Statement**).

This Cut-Off Supplementary Bidder's Statement supplements, and should be read together with, BPC1's:

- bidder's statement dated 19 December 2002 (**Original Bidder's Statement**)
- first supplementary bidder's statement dated 3 January 2003 (which annexed a copy of the letter from the Chairman of Burns Philp sent together with the Original Bidder's Statement); and
- second supplementary bidder's statement dated 14 January 2003 (**Second Supplementary Bidder's Statement**).

2 Overview

2.1 Status of conditions and Facilities

On 21 February 2003, Burns Philp made an announcement to the ASX confirming the execution of the Term Loan B documentation, the receipt of proceeds under its US$210 million Senior Subordinated Note Issue (announced to ASX on 13 February 2003), the satisfaction or waiver of a number of conditions to BPC1's offer to acquire all the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**) for $1.85 each share (before adjustment for dividends) dated 3 January 2003 (**Offer**) and the extension of the closing date for the Offer to 14 March 2003.

A copy of that announcement is attached as Annexure A to this Cut-Off Supplementary Bidder's Statement.

2.2 Finalisation of documentation for the Facilities

On 9 January 2003, following an application to the Takeovers Panel (**Panel**) by Goodman Fielder, Burns Philp gave an undertaking to the Panel pursuant to which Burns Philp agreed (among other things) upon finalisation of the documentation for the Facilities, to prepare and send to Goodman Fielder shareholders a supplementary bidder's statement which:

- sets out (in a similar style and detail to the description of the terms of the Term A Facility in Part 1 Annexure E of the Original Bidder's Statement) the events of default and preconditions to each of the Facilities;
- sets out the preconditions of drawdown of the Facilities and to the condition specified in clause 9.6(q) of the Original Bidder's Statement (**Finance Condition**) which remain to be satisfied as at the date of the supplementary bidder's statement;
- advises of the status of those events of default and preconditions (to the best, current knowledge of Burns Philp);

- provides certain information regarding the right of Goodman Fielder shareholders to withdraw their acceptance of the Offer under certain circumstances (**Withdrawal Facility**); and
- encloses a form for notice of withdrawal under the Withdrawal Facility (**Withdrawal Form**).

This information is disclosed in this Cut-Off Supplementary Bidder's Statement.

Much of the information disclosed in Appendix B, Part 1 of this Cut Off Supplementary Bidder's Statement in relation to the conditions precedent to the availability and drawdown of the Term A Facility has already been disclosed in the Original Bidder's Statement, however for ease of reference it is reproduced here.

3 Funding

3.1 Overview of funding to pay for Goodman Fielder Shares

Burns Philp proposes to pay for the Goodman Fielder Shares acquired under the Offer using cash reserves and the Term A Facility.

(a) **Cash reserves**

Burns Philp unconditionally bought and paid for 14.8% of Goodman Fielder on 12 December 2002 using cash from its reserves (costing A$326 million). Burns Philp's on-market acquisition of ordinary shares of Goodman Fielder on 6 February 2003 was also funded by cash from its reserves of approximately A$70 million.

Following these on-market acquisitions, Burns Philp and its wholly owned subsidiaries have, as at the date of this Cut-Off Supplementary Bidder's Statement, cash reserves of approximately A$685 million cash available (including the proceeds of the Senior Subordinated Notes Issue of US$210 million which were received on 20 February 2003) to finance the acquisition of Goodman Fielder Shares under the Offer. Burns Philp has already received the proceeds of the Senior Subordinated Notes. Therefore the conditions precedent in relation to that funding have been satisfied and have not been set out in this Cut-Off Supplementary Bidder's Statement.

(b) **Term A Facility**

The balance of the cash for the acquisition of Goodman Fielder Shares under the Offer will be provided under the Term A Facility.

In respect of the Term A Facility, a TLA Senior Funding Agreement dated 16 January 2003, a Term A Facility Agreement dated 16 January 2003 and a Revolving Facility Agreement dated 16 January 2003 have been executed. These were amended (with some minor conforming amendments to ensure consistency with the TLB documentation) and restated by further documentation executed on 21 February 2003.

3.2 Overview of funding for other purposes

In addition to paying for Goodman Fielder shares acquired under the Offer, Burns Philp will discharge some of Burns Philp's existing debt, and lend (or procure the loan) to Goodman Fielder funds to enable Goodman Fielder to discharge all of its interest bearing debt. For these purposes, Burns Philp will use the balance of the proceeds available from the cash reserves and the Term A Facility (mentioned above) in addition to the following facilities, the documentation for which has now been executed:

(a) a Subordinated Bridge Facility Agreement dated 16 January 2003 in relation to the Capital Notes Bridge Loan;

(b) a **US$270 million** TLB Credit Agreement dated 20 February 2003 in relation to the Term Loan B Facility, which was amended and restated by further documentation executed on 26 February 2003; and

(c) a **US$65 million** TLB Tranche 2 Credit Agreement dated 20 February 2003 in relation to the TLB Tranche 2 Facility, which was amended and restated by further documentation executed on 3 March 2003.

The TLA documentation referred to under heading 3.1(b) above and the documents referred to in paragraphs 3.2(a) to (c) above are collectively referred to in this Cut-Off Supplementary Bidder's Statement as the **Facilities**.

Since the Senior Subordinated Notes issue has been completed, there was no need for Burns Philp to take out the Subordinated Bridge Loan referred to in section 6.5 of the Original Bidder's Statement, and this has not been effected.

3.3 Conditions precedent to availability

The availability of the Facilities, and the ability to draw down under the Facilities, is subject to a number of conditions precedent, as set out in Annexure B to this Cut-Off Supplementary Bidder's Statement.

The status of each condition set out in Annexure B, at the date of this Cut-Off Supplementary Bidder's Statement is indicated in the right hand column of Annexure B. As at the date of this Cut-Off Supplementary Bidder's Statement, Burns Philp is not aware of any reason that the conditions precedent will not be satisfied.

3.4 Events of default

The Facilities are subject to events of default, as set out in Annexure C to this Cut-Off Supplementary Bidder's Statement.

Neither BPC1 nor Burns Philp is aware, as at the date of this Cut-Off Supplementary Bidder's Statement, of the occurrence of any event of default or any circumstances that would lead to an event of default.

4 Withdrawal Facility

The Withdrawal Facility allows you to withdraw your acceptance of the Offer under certain circumstances. You can exercise your right to withdraw your acceptance of the Offer under the Withdrawal Facility until it lapses. The Withdrawal Facility lapses at the time (the **Cut-Off Time**) which is the earlier of:

- the time (if any) at which BPC1 declares the Offer free of the Finance Condition; and
- 7:00pm (Sydney time) on the day which is 10 calendar days after the date of dispatch of this Cut-Off Supplementary Bidder's Statement, being 20 March 2003.

You can exercise your right to withdraw your acceptance of the Offer by giving written notice on the Withdrawal Form to Burns Philp no later than the Cut-Off Time.

A Withdrawal Form is enclosed with this Cut-Off Supplementary Bidder's Statement and may also be obtained by:

- calling the Goodman Fielder Offer Information Line on 1300 883 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512);
- faxing a request to 1300 724 333 (in Australia) or int+61 2 9240 7514 (outside Australia); or
- emailing a request to **burnsphilp@gscom.com.au**.

To exercise your rights under the Withdrawal Facility:

- **if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister** – you must complete and return a Withdrawal Form prior to the Cut-Off Time;
- **if Your Goodman Fielder Shares are held in a CHESS Holding** – you may either instruct your Controlling Participant (normally your broker) to withdraw your acceptance, or authorise BPC1 to do so for you by completing and returning a Withdrawal Form prior to the Cut-Off Time; or

- **if you are a Broker or Non-Broker Participant** – you must transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, prior to the Cut-Off Time.

To be effective, the Withdrawal Form must be received by BPC1 at the address in Australia specified on the Withdrawal Form before the Cut-Off Time.

Acceptances made after the Cut-Off Time, and acceptances made and not withdrawn before the Cut-Off Time, will not be able to be withdrawn under the Withdrawal Facility.

If you exercise your withdrawal rights under the Withdrawal Facility, you will still be able to re-accept the offer after the Cut-Off Time.

5 Burns Philp's intentions in New Zealand

Section 5 of the Original Bidder's Statement sets out Burns Philp's and BPC1's intentions in relation to various matters, including any major changes to the business of Goodman Fielder and any redeployment of the fixed assets of Goodman Fielder.

In connection with the approval to the Offer recently obtained from the New Zealand Commerce Commission, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned subsidiary, New Zealand Food Industries Limited.

However, this undertaking does not alter Burns Philp's or BPC1's intentions in relation to the business or assets of Goodman Fielder. Those intentions continue to be as set out in section 5 of the Original Bidder's Statement.

6 Other notices

Goodman Fielder shareholders and option holders should read the Original Bidder's Statement and all supplementary bidder's statements carefully.

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Cut-Off Supplementary Bidder's Statement.

A copy of this Cut-Off Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Cut-Off Supplementary Bidder's Statement.

This Cut-Off Supplementary Bidder's Statement contains statements made by, or statements based on statements made by, Burns Philp. Burns Philp has consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made.

Signed on behalf of BPC1 following a resolution of the directors of BPC1.

Helen Golding – Secretary
BPC1 Pty Limited

Dated: 3 March 2003

Annexure A – Announcement of 21 February 2003

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 358

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INTL +61 (2) 9259 1111
FAX: (02) 9247 3272

21 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ACQUISITION OF SHARES IN GOODMAN FIELDER LIMITED

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Limited (**Goodman Fielder**) ordinary shares (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002 (**Bidder's Statement**).

Financing

Burns Philp has now completed the facility documentation for the funding arrangements for the acquisition of Goodman Fielder shares under the Offer.

- **Term Loan B executed**

Burns Philp announces that it has today completed and executed documentation for the Term Loan B facility. The funds will be available by way of two tranches, being the 'TLB' for $US270 million and the 'TLB Tranche 2' for $US65 million, which together comprise US$335 million (approximately A$561 million).

The Term Loan B is a 6 year senior secured credit facility. The conditions precedent to draw down and the events of default in the final documentation are consistent with section 6.5(b) and Annexure E of the Bidder's Statement, being terms substantially the same as the Term A Facility (executed on 16 January 2003).

Burns Philp has also agreed to make some minor conforming amendments to the Term A Loan facility to ensure consistency with the Term Loan B. The conditions precedent to draw down and the events of default of the Term A Loan facility, as disclosed in the Bidder's Statement, have not changed (other than some immaterial drafting changes).

- **Unsecured senior subordinated note issue – cash received**

The US$210 million senior subordinated note issue, referred to in Burns Philp's announcement of 13 February 2003, have now been settled and the proceeds have now been received by Burns Philp (on Thursday, 20 February 2003 (New York time)).

- **Pre-conditions to drawdown**

In accordance with Burns Philp's undertakings to the Takeovers Panel, Burns Philp will make full disclosure in a Cut-off Supplementary Bidder's Statement (the **Cut-off Supplementary**) of the pre-conditions to drawdown and events of default to each of the Facilities (as defined in the Bidder's Statement).

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

The necessary opinions and certificates required to satisfy many of the pre-conditions to drawdown are now in a form agreed with the financiers and will be executed and delivered early next week.

We expect to send shareholders a copy of the Cut-off Supplementary next week.

Accounting Conditions waived

Burns Philp refers to Goodman Fielder's half year 2003 results and supplementary target's statement released, in accordance with its undertakings to the Takeovers Panel, on 14 February 2003. As Burns Philp announced on 6 February 2003, it has considered whether to waive the Accounting Conditions (clauses 9.6(g) and 9.6(h) of the Bidder's Statement) (the **Accounting Conditions**) on the basis of these documents.

Burns Philp announces that the directors today resolved to waive the Accounting Conditions.

A formal notice that the Offer has been freed from the defeating condition in clause 9.6(g) (Earnings Confirmation) and clause 9.6(h) (Liabilities Confirmation) of the Bidder's Statement, as required under paragraph 650F(3)(a) of the Corporations Act, is annexed.

Regulatory Approval Conditions

The New Zealand Commerce Commission has today approved the acquisition of Goodman Fielder shares by BPC1 under the takeover bid.

Burns Philp has now received all necessary regulatory approvals or consents that are required to proceed with the Offer. Burns Philp confirms that conditions 9.6(a) to (d) of the Offer have now been satisfied. A formal notice under section 630(4) of the Corporations Act is annexed.

In connection with the New Zealand Commerce Commission approval, Burns Philp has given an undertaking to the Commerce Commission to divest the yeast operations of its wholly-owned New Zealand subsidiary, New Zealand Food Industries Limited (NZFI). This undertaking does not extend to NZFI's bakery ingredients operations. The total EBIT contribution of the New Zealand business (including the ingredients operations) for the year to 30 June 2002 was approximately AUD$3 million, or approximately 1.5% of the Burns Philp Group's total EBIT for that period.

As all required regulatory approvals have now been received, Burns Philp satisfies a further condition, namely condition 9.6(e) (Other regulatory approvals) of the Offer. Formal notice that this condition has been fulfilled is annexed.

Extension of offer period

Burns Philp announces that the board directors today resolved to extend the offer period. The offer will now close at **7.00pm (Sydney time) on 14 March 2003.**

The formal documents in relation to this extension will be lodged and dispatched today.

Yours sincerely

HELEN GOLDING
Company Secretary

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice - section 650F Corporations Act

Notice that defeating condition to takeover bid has been freed

To: Goodman Fielder Limited (GMF); and Australian Stock Exchange Limited.

For the purposes of section 650F of the Corporations Act, BPC1 Pty Limited gives notice declaring that:

1 its offers dated 3 January 2003 for all the ordinary shares in GMF (**Offers**) are free from the condition set out in clause 9.6(g) (Earnings Confirmation) of its bidder's statement dated 19 December 2002 (**Bidder's Statement**); and

2 the Offers are free from the condition set out in clause 9.6(h) (Liabilities Confirmation) of the Bidder's Statement; and

3 as at the date of this notice, its voting power in GMF is 21.06%.

Date: 21 February 2003

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice - subsection 630(4) Corporations Act
Notice that defeating condition to takeover bid fulfilled

To: Goodman Fielder Limited (GMF); and
Australian Stock Exchange Limited.

For the purposes of subsection 630(4) of the Corporations Act, BPC1 Pty Limited gives notice declaring that the conditions to its offers dated 3 January 2003 for all the ordinary shares in GMF, as set out in clause 9.6(c) (New Zealand Commerce Commission approval) and clause 9.6(e) (Other regulatory approvals) of its bidder's statement dated 19 December 2002, have been fulfilled (so the offers have become free of these conditions).

Date: 21 February 2003

Annexure B – Conditions precedent

In this Annexure B:

✓ means satisfied

✓** means satisfied to date but is required to be confirmed/updated at or close to drawdown

* means that the relevant documentation is in substantially agreed form and that execution and delivery is expected within the next 5 days

** means this condition can only be confirmed/performed at or close to drawdown, but BPC1 and Burns Philip expect that the condition would be satisfied if drawdown was required in 5 days

PART 1 – TERM A FACILITY

The commitment of Credit Suisse First Boston (**CSFB**), BOS International (Australia) Limited (**BOS**) and Credit Agricole Indosuez Australia Limited (**Credit Agricole**) (together the **Underwriters**) to underwrite the Term A Facility is subject to the following conditions, as set out in the TLA Senior Funding Agreement:

Condition precedent	Status
(a) **(Satisfactory documentation)** the execution and, where applicable, delivery of (i) an original copy of the Term A Facility Agreement, the Revolving Facility Agreement and the TLA Senior Funding Agreement (the **TLA Facility Agreements**) and (ii) each of the transaction documents referred to in the TLA Facility Agreements (other than certain security documents) in a form satisfactory to the Underwriters (the **TLA Transaction Documents**); and	(i) – ✓ (ii) – *
(b) **(No material adverse change)** (1) there not having occurred any event, change or condition (each such event, change or condition, a **Relevant Event**) that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for: (A) such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 16 January 2003; and (B) any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor, and that occurs, is announced or is made or becomes known to Burns Philp (whether or not it is made public) (it being understood that a Relevant Event includes where it becomes known to Burns Philp that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading); (2) there not having occurred any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or	✓**

Condition precedent			Status
		prospects of Burns Philp and its subsidiaries, taken as a whole, since 30 June 2002 (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor) (it being understood that the Underwriters are not aware of any event, change or condition that has had, or could reasonably be expected to have, such a material adverse effect from 30 June 2002 to 16 January 2003); and	
	(3)	the absence of a disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans in each case, that could reasonably be expected to materially adversely affect the syndication of the Term A Facility and the Revolving Facility; and	
(c)		**(Compulsory acquisition)** that during or at the end of the Offer Period:	Will be satisfied if the corresponding bid condition is satisfied
	(1)	Burns Philp and its associates have a relevant interest in at least 90% (by number) (disregarding any relevant interests that BPC1 has in Goodman Fielder Shares merely because of the operation of section 608(3) of the Corporations Act) of the Goodman Fielder Shares; and	
	(2)	BPC1 has acquired for at least 75% (by number) of the Goodman Fielder Shares that BPC1 offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise); and	
(d)		**(Regulatory)** that all approvals or consents that are required by law, or by any public authority, as are necessary to permit:	√**
	(1)	the Offer to be lawfully made to and accepted by Goodman Fielder's shareholders; and	
	(2)	the transactions referred to in the TLA Facility Agreements,	
		have been granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and have not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same; and	
(e)		**(Goodman Fielder dividends)** Burns Philp and its subsidiaries and associates from time to time (the **Group**) has not, before Burns Philp acquires all of the issued shares of Goodman Fielder, consented to, approved or agreed to the payment or declaration of any dividends by Goodman Fielder or the making of any distributions by Goodman Fielder to its shareholders without the prior written consent of the Facility Agent acting on the instructions of the Underwriters; and	√** (within Burns Philp's sole control)
(f)		**(EBITDA)** that after giving pro forma effect to the acquisition of Goodman Fielder and the financing therefor (including with respect to any reduction in the amount of any senior debt to be used to finance the transactions referred to in the TLA Facility Agreements) on the first drawdown date:	√**
	(1)	the ratio of consolidated total debt to pro forma consolidated adjusted LTM EBITDA (as defined in the TLA Senior Funding Agreement) shall not exceed 4.50 to 1.00; and	

Condition precedent	Status
(2) the ratio of consolidated senior debt (that is, the Group's consolidated financing liabilities other than financing liabilities subordinated to the financing liabilities under the TLA Transaction Documents) to pro forma consolidated adjusted LTM EBITDA (as defined in the TLA Senior Funding Agreement) shall not exceed 3.00 to 1.00; **LTM EBITDA** means, for a period, the aggregate of EBITDA (being the sum of EBIT for the Group for that period and depreciation and amortisation on fixed and other assets (including goodwill) of the Group on a consolidated basis during that period) for that period plus agreed cost savings for that period.	
(g) **(Financial information)** that the Underwriters have received:	
(1) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for the 2000, 2001 and 2002 fiscal years; and	✓
(2) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for: (A) each subsequent fiscal quarter ended 45 days before the first drawdown date; and (B) each fiscal month after the most recent 2003 fiscal quarter for which financial statements were received by the Underwriters as described above and ended 30 days before the first drawdown date; and	✓** (within Burns Philp's sole control)
(3) pro forma consolidated balance sheets and related pro forma consolidated statements of income, and cash flows of Burns Philp as of and for the 12 months ended 30 June 2002 and 31 December 2002, prepared after giving effect to the transactions referred to in the TLA Facility Agreements as if the transactions referred to in the TLA Facility Agreements had occurred as of such dates (in the case of each such balance sheet) or at the beginning of such periods (in the case of such other financial statements); and	* (within Burns Philp's sole control)
(h) **(No litigation)** that there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, or prevent the transactions referred to in the TLA Facility Agreements or the other transactions contemplated thereby (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act 2001 (Cth)); and	✓**
(i) **(No amendment or variation of offer)** evidence that the Offer has not been amended or varied (other than the waiver of the 90% minimum acceptance condition) since first issue of the Offer without the prior written consent of the Facility Agent acting on the instructions of the Underwriters (such consent is not required unless the amendment or variation would result in: (1) the bid price for each share of Goodman Fielder under the Offer being an amount which, when multiplied by the aggregate number of all shares being bid for by Burns Philp, would exceed the total commitment of the TLA Facilities, Term Loan B Facility, TLB Tranche 2 Facility and the Capital Notes Bridge Loan and the other sources of	✓** (within Burns Philp's sole control)

Condition precedent		Status
	funding (other than the Revolving Facility) to enable the acquisition of all of the shares of Goodman Fielder; or (2) any condition of the Offer that is also a condition to borrowing under the TLB Credit Agreement, TLB Tranche 2 Credit Agreement or the Capital Notes Bridge Facility Agreement, being waived, and without limiting the 90% minimum acceptance condition, no consent of CSFB, in its capacity as the Facility Agent (**Facility Agent**), is required for BPC1 to drop its condition of the Offer with respect to having a relevant interest in at least 90% (by number) (disregarding any relevant interests BPC1 has in Goodman Fielder Shares merely because of the operation of section 608(3) of the Corporations Act) of the ordinary shares in Goodman.	
(j)	**(No acquisitions)** that Burns Philp will not acquire any business or any shares in any other company (other than acquisitions by Burns Philp which the Underwriters are aware of and including for the avoidance of doubt the acquisition of the Fleischmann business unit from Kraft Foods International Inc.) until the earlier of: (1) the date Burns Philp acquires all the Goodman Fielder Shares; or (2) Burns Philp has withdrawn its offer for the Goodman Fielder Shares,	✓** (within Burns Philp's sole control)
(k)	**(Other conditions satisfied)** (i) compliance with and satisfaction of or waiver by Burns Philp of the bid conditions; and (ii) satisfaction and waiver of the conditions precedent set out in the TLB Credit Agreement, the TLB Tranche 2 Credit Agreement and the Capital Notes Bridge Loan.	(i) – Will be satisfied if the corresponding bid conditions are satisfied (ii) – **

In addition to the conditions precedent set out above, the TLA Senior Funding Agreement contains additional conditions to the drawing down of funds under the Term A Facility. These conditions are as follows:

Condition precedent		Status
(a)	a certificate of currency from a reputable insurance broker in relation to the Group's global insurance policies together with a report from that insurance broker confirming that those policies comply with the provisions of the TLA Senior Funding Agreement;	✓
(b)	a copy of the current agreed hedging program;	✓
(c)	evidence that the commitments of each lender under the term loan facility agreement dated 2 August 2001 and the revolving loan facility agreement dated 2 August 2001 between Burns Philp, CSFB and others will be fully cancelled and all moneys actually or contingently owing to each lender under those agreements will be fully repaid on and from the funding portions on the first drawdown date under the Facility Agreements, and that those agreements will cease to be transaction documents for the purposes of the Security Trust Deed and the debenture stock issued for the benefit of those lenders redeemed and cancelled;	**

Condition precedent		Status
(d)	a certified copy of: (i) the Original Bidder's Statement; and (ii) all supplementary bidder's statements to that document;	 ✓ ✓**
(e)	a copy of each authorisation that is necessary or desirable for any member of the Group to enable it to enter into any of the TLA Transaction Documents other than in respect of certain securities;	✓
(f)	receipt by Burns Philp of an amount of not less than A$50,000,017.80 from the exercise of 250,000,089 options to acquire shares in Burns Philp;	✓
(g)	evidence that on the first drawdown date, all of the Goodman Fielder Shares that have been acquired by BPC1 by the first drawdown date will have been transferred to a sponsored holding of which a person nominated by the lenders is the controlling participant;	✓** (within Burns Philp's sole control)
(h)	a group structure chart;	✓
(i)	legal opinions from various Australian and foreign legal counsel to the Burns Philp Group and the lenders other than in respect of certain securities;	*
(j)	where the funding portion is to be utilised for the purpose of acquiring shares in Goodman Fielder, CSFB has received written confirmation from the share registrar of BPC1 certifying the number of shares in Goodman Fielder in respect of which BPC1 has received acceptances;	✓** (within Burns Philp's sole control)
(k)	a certificate is provided in respect of each member of the Group that is to execute a TLA Transaction Document, dated no earlier than the fifth business day before the date of the first drawdown notice attesting to certain formal matters;	** (within Burns Philp's sole control)
(l)	If required, evidence that duty has been paid on the TLA Transaction Documents and that these agreements have been registered in all relevant jurisdictions other than in respect of certain securities;	Not required for drawdown
(m)	evidence that each new security document (other than certain securities) has become effective or will become effective immediately after the funding is provided on the first drawdown date;	** (in substantially agreed form and will become effective once existing financing is repaid upon drawdown)
(n)	evidence that all fees payable to the Facility Agent and the Underwriters have been paid in full;	✓** (within Burns Philp's sole control)
(o)	evidence that all registrable TLA Transaction Documents (other than certain securities) have been properly registered in all relevant jurisdiction or are in registrable form;	*

Condition precedent		Status
(p)	the representations and warranties set out in the TLA Senior Funding Agreement being true on the date any funds are advanced with reference to the facts and circumstances subsisting at that date; and	√**
(q)	no event of default, potential event of default or review event (as defined in the TLA Senior Funding Agreement) has occurred and is continuing, and that the provision of any funding will not result in the occurrence of an event of default, potential event of default or review event.	√**

PART 2 – CAPITAL NOTES BRIDGE LOAN

The availability of, and drawdown of funds under, the Capital Notes Bridge Loan is subject to the following conditions precedent as set out in the Subordinated Bridge Facility Agreement:

Condition precedent		Status
(a)	satisfaction of all conditions precedent to the TLA Senior Funding Agreement;	See status under Part 1 above
(b)	evidence of:	
	(i) execution by all parties of the Subordinated Bridge Facility Agreement;	√
	(ii) execution by all parties of the subordination deed between BPC1, CSFB and Burns Philp in favour of senior creditors; and	√
	(iii) stamping (if applicable) of the above documents.	*
(c)	a certificate by a director of BPC1 and Burns Philp in the form set out in a schedule to the TLA Senior Funding Agreement attaching the documents (if any) referred to in the certificate;	** (within Burns Philp's sole control)
(d)	legal opinions from Mallesons Stephen Jaques solicitors, Australian solicitors to CSFB and Freehills, Australian solicitors to Burns Philp and BPC1, in a form approved by CSFB, in its capacity as Agent (**Agent**); and	*
(e)	evidence that there has not occurred: (1) any event, change or condition (each such event, change or condition, a "Relevant Event") that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for: (A) such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to the date of the Subordinated Bridge Facility Agreement); and (B) any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor),	√**

Condition precedent	Status
and that occurs, is announced or is made or becomes known to Burns Philp (whether or not it is made public) (it being understood that a Relevant Event includes where it becomes known to Burns Philp that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect, untrue or misleading);	
(2) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole, since 30 June 2002 (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing therefor) (it being understood that CSFB, as Agent, is not aware of any event, change or condition that has had, or could reasonably be expected to have, such a material adverse effect from 30 June 2002 to 16 January 2003); and	
(3) disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans in each case, that could reasonably be expected to materially adversely affect the syndication of the Capital Notes Bridge Loan.	

PART 3 – TERM LOAN B FACILITY

The availability and drawdown of funds under, the Term Loan B Facility is subject to the following conditions precedent set out in the TLB Credit Agreement which was amended and restated on 26 February 2003:

Condition precedent	Status
(a) that CSFB, in its capacity as administrative agent (the **Administrative Agent**) shall have received a request by Burns Philp Inc. for funding in the form required by the TLB Credit Agreement;	** (within Burns Philp's sole control)
(b) that the representations and warranties set out in the TLB Credit Agreement shall be true and correct in all material respects on and as of the date any funds are advanced under the TLB Credit Agreement with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date;	✓**
(c) that at the time of and immediately after the provision of any funding under the TLB Credit Agreement, no event of default (as defined in the TLB Credit Agreement and set out below in Appendix B, Part 3), or any event or condition which upon notice, lapse of time or both would constitute a event of default, shall have occurred and be continuing;	✓**
(d) that the Administrative Agent (or its counsel) shall have received from each party to the TLB Credit Agreement either (i) a counterpart of the TLB Credit Agreement signed on behalf of such party or (ii) written	✓

Condition precedent		Status
	evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of the TLB Credit Agreement;	
(e)	that Administrative Agent shall have received, on behalf of itself and the Lenders, a favourable written opinion of (i) Dewey Ballantine LLP, U.S. counsel for Burns Philp and Burns Philp Inc., (ii) Freehills, Australian counsel for Burns Philp, and (iii) each local counsel in each jurisdiction set out in a schedule to the TLB Credit Agreement except where certain securities required in that jurisdiction have not been provided, in each case; (1) dated the Closing Date; (2) addressed to the Administrative Agent and the Lenders; and (3) in form and substance reasonably acceptable to the Administrative Agent, and Burns Philp and Burns Philp Inc. hereby request such counsel to deliver such opinions.	** (in substantially agreed form)
(f)	that the Administrative Agent shall have received (i) a copy of the certificate or articles of incorporation or the constitution or other organisational documents, including all amendments thereto, of each member of the Group that is party to the TLB Credit Agreement and each of the transaction documents referred to in the TLB Credit Agreement (**TLB Transaction Documents**) that is to execute a new TLB Transaction Document certified as of a recent date by an executive officer of a member of the Group that is party to a TLB Transaction Document (**Group Party**) or, in the case of a Group Party incorporated in the United States of America, by the Secretary of State of the state of its organization, and a certificate as to the good standing of each Group Party as of a recent date, from such Secretary of State; (ii) a certificate of the Secretary or Assistant Secretary of each Group Party or Burns Philp dated the date on which any funding is provided pursuant to the TLB Credit Agreement (**Closing Date**) and certifying (A) that attached thereto is a true and complete copy of the by-laws of such Group Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below, if such Group Party has by-laws, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors or shareholders of such Group Party authorising the execution, delivery and performance of the TLB Transaction Documents other than certain securities to which such person is a party and, in the case of Burns Philp Inc., the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate or articles of incorporation or the constitution or other organizational documents of such Group Party have not been amended since the date of the last amendment thereto (including as shown on the certificate of good standing furnished pursuant to clause (i) above, if applicable) and (D) as to the incumbency and specimen signature of each officer or attorney in fact executing any TLB Transaction Document or any other document delivered in connection herewith on behalf of such Group Party other than certain securities; and (iii) a certificate of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary executing the certificate pursuant to clause (ii) above.	** (within Burns Philp's sole control)

Condition precedent		Status
(g)	that the Administrative Agent shall have received a certificate, dated the Closing Date and signed by an executive officer of Burns Philp and Burns Philp Inc., confirming compliance with the conditions precedent set out in paragraphs (b) and (c) of this Appendix A, Part 3;	**
(h)	that the Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by Burns Philp Inc. hereunder or under any other TLB Transaction Document.	√**
(i)	that the Administrative Agent shall have received a perfection certificate with respect of each member of the Group that is to provide security that is incorporated or organised under the laws of the United States of America or a State thereof, dated the Closing Date and duly executed by an executive officer of Burns Philp and Burns Philp Inc.;	** (within Burns Philp's sole control)
(j)	that each of the new security documents (other than certain securities), in satisfactory form and substance satisfactory to the Administrative Agent, shall have been, if applicable, duly executed by the parties thereto and delivered to the trustee under the Security Trust Deed and shall be in full force and effect;	** (in substantially agreed form)
(k)	that the Administrative Agent shall have received a certificate of currency from a reputable insurance broker in relation to the Group's global insurance policy confirming that that policy complies with the TLB Credit Agreement;	√
(l)	that BPC1 shall have (i) a relevant interest in at least 90% (by number) (disregarding any relevant interests that Burns Philp has in shares of Goodman Fielder merely because of the operation of Section 608(3) of the Corporations Act 2001 of Australia) of the ordinary shares of Goodman Fielder and (b) acquired at least 75% (by number) of the ordinary shares of Goodman Fielder that BPC1 offered to acquire pursuant to the Offer (whether such interests were acquired under the Offer or otherwise);	Will be satisfied if the corresponding bid condition is satisfied
(m)	evidence that the Offer has not been amended or varied since first issue of the Offer without the prior written consent of lenders having commitments representing 50% of the total commitments (or if the commitments have terminated, the aggregate amount of loans outstanding) at such time (**Required Lenders**); *provided* that such consent is not required (i) unless the amendment or variation would result in (A) the bid price for each share of Goodman Fielder under the Offer being an amount which, when multiplied by the aggregate number of all shares being bid for by BPC1 would exceed the total commitment of the Term Loan B Facility, the Term A Facility Agreements, the Capital Notes Bridge Loan and all other committed sources of funding (other than the Revolving Credit Facility) to enable the acquisition of all of the shares of Goodman Fielder or (B) any condition of the Offer that is also a condition to funding under the Term A Facility Agreement and the Revolving Credit Agreement or the Term Loan B Facility being waived, or (ii) without limiting the condition set out in paragraph (l)	√** (within Burns Philp's sole control)

Condition precedent		Status
	above, for BPC1 to drop its condition of the Offer with respect to having a relevant interest in at least 90% of the ordinary shares of Goodman Fielder;	
(n)	that Burns Philp and its subsidiaries shall not, before BPC1 acquires all of the issued shares of Goodman Fielder, have consented to, approved or agreed to the payment or declaration of any dividends by Goodman Fielder or the making of any distributions by Goodman Fielder to its shareholders without the prior written consent of the Administrative Agent, acting on the instructions of the Required Lenders;	√** (within Burns Philp's sole control)
(o)	that after giving pro forma effect to the acquisition of Goodman Fielder Shares and the financing therefor (including with respect to any reduction in the amount of any senior debt to be used to finance the transactions referred to in the TLB Credit Agreement (**TLB Transactions**)), on the Closing Date (i) the ratio of Total Debt to Pro Forma LTM EBITDA (as defined in the TLB Credit Agreement) shall not exceed 4.50 to 1.00 and (ii) the ratio of Total Senior Debt to Pro Forma LTM EBITDA (as defined in the TLB Credit Agreement) shall not exceed 3.00 to 1.00;	√**
(p)	that substantially contemporaneous with, or prior to, the borrowing under the TLB Credit Agreement: (i) each of the TLA Senior Funding Agreement, the Term A Facility Agreement, the Revolving Facility Agreement, the indenture and associated documentation under which the 10.75% Senior Subordinated Notes due 2011, the Subordinated Bridge Facility Agreement, the TLB Tranche 2 Credit Agreement shall have become effective and (ii) Burns Philp shall use or shall have used at least (A) A$650,000,000 in cash on hand at Burns Philp (the **Closing Date Cash on Hand**) and (B) A$50,000,000 in proceeds from the exercise of share options of Burns Philp held by Rank Group Limited on December 12, 2002 (the **Rank Proceeds**) to finance a portion of the acquisition of shares in Goodman Fielder and (iii) Burns Philp and its subsidiaries shall have borrowed or shall be entitled to issue debentures or borrow thereunder, as the case may be, and shall have issued or shall be entitled to issue New Subordinated Notes in aggregate amounts, when combined with the Closing Date Cash on Hand, the Rank Proceeds and the proceeds of the Term Loan B Facility, sufficient to finance the consummation of the TLB Transactions;	**
(q)	that the Lenders shall have received (i) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for the 2000, 2001 and 2002 financial years, in each case reconciled to U.S. GAAP, and (ii) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Burns Philp for (A) each subsequent financial quarter ended 45 days before the Closing Date and (B) each fiscal month after the most recent 2003 financial quarter for which financial statements were received by the Lenders as described above and ended 30 days before the Closing Date;	(i) – √ (ii) – √** (within Burns Philp's sole control)
(r)	that the Lenders shall have received pro forma consolidated balance sheets and related pro forma consolidated statements of income, and cash flows of Burns Philp as of and for the 12 months ended 30 June 2002 and, if the historical financial statements for the period are available, 31 December	* (within Burns Philp's sole control)

Condition precedent		Status
	2002, prepared after giving effect to the TLB Transactions as if the TLB Transactions had occurred as of such dates (in the case of each such balance sheet) or at the beginning of such periods (in the case of such other financial statements);	
(s)	that all approvals or consents that are required by law, or by any public authority, as are necessary to permit (i) the Offer or any offer to acquire all share options in Goodman Fielder, as amended (**Options Offer**), (if any) to be lawfully made to and accepted by Goodman Fielder's shareholders and (ii) the TLB Transactions and the other transactions contemplated hereby, are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;	✓**
(t)	that there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain or prevent the TLB Transactions or the other transactions contemplated hereby (other than a determination by the Australian Securities and Investments Commission or the Australian Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act 2001 of Australia); and	✓**
(u)	that the Lenders shall have received pro forma projections for Burns Philp and its subsidiaries on a consolidated basis, reasonably satisfactory to the Administrative Agent, for the period from and including the Closing Date to and including 30 June 2009, presented on a quarterly basis for the first 12 months of such period and on a yearly basis thereafter.	✓** (within Burns Philp's sole control)

PART 4 – TLB Tranche 2 Facility

The availability and drawdown of funds under the TLB Tranche 2 Facility (as amended and restated by documentation executed on 3 March 2003) is subject to equivalent conditions precedent to those set out in the table relating to the Term Loan B Facility in Annexure B, Part 3. The status of each of those conditions in relation to TLB Tranche 2 is as indicated in that table.

Annexure C – Events of default

PART 1 – TERM A FACILITY

The TLA Senior Funding Agreement states that each of these events or circumstances is an event of default:

(a) **(non-payment of principal)** if an entity that borrows funds under the TLA Senior Funding Agreement fails to pay any amount of principal that is due and payable by it under any TLA Transaction Document when it is due;

(b) **(non-payment of other amounts)** if a Group Party fails to pay any amount other than principal that is due and payable by it under any TLA Transaction Document within 2 business days of its due date;

(c) **(other obligations)** if a Group Party fails to comply with any of its obligations under any TLA Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations required under the TLA Senior Facility Agreement) and:

(1) the Facility Agent reasonably considers that the failure cannot be remedied; or

(2) the Facility Agent reasonably considers that the failure can be remedied, and the failure is not remedied within 15 Business Days after the Facility Agent requires Burns Philp to remedy it;

(d) **(misrepresentation)** if any representation, warranty or statement made by, or repeated by, Burns Philp or any of its subsidiaries (the Group Members) in or in connection with any TLA Transaction Document (other than in relation to legal capacity or power) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(insolvency event)** if an insolvency event (as defined in the TLA Senior Funding Agreement) occurs in respect of a Group Party or any other subsidiary, other than liquidation of an excluded subsidiary in accordance with the TLA Senior Funding Agreement;

(f) **(maintenance of capital)** if Burns Philp passes a resolution:

(1) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it;

(2) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under this agreement; or

(3) to limit its ability to make calls on its uncalled share capital,

without the consent of the Facility Agent;

(g) **(Material Adverse Effect)** if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of the Group or the ability of any Group Member to perform any of its obligations under the TLA Transaction Documents **(Material Adverse Effect)** (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or the financing for the Offer);

(h) **(cross-default)** if:

(1) any financial indebtedness (as defined under the TLA Senior Funding Agreement) of any Group Member in an amount exceeding AUD40,000,000 (or its equivalent) becomes due

for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial Indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(2) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding AUD40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding AUD40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly owned subsidiary of Burns Philp); or

(3) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding AUD40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness or Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLA Senior Funding Agreement) over any of its property, other than an encumbrance permitted under the TLA Senior Funding Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of AUD20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Facility Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLA Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Facility Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Facility Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Facility Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Facility Agent may approve, that longer period);

(m) **(Security void)** if:

(1) all or any material provision of any encumbrance, guarantee or undertaking held by the trustee under the Security Trustee Deed (**Security**) or any other security or other "Transaction Document" (as defined under the Security Trust Deed) (**Security Document**) is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally); or

(2) a Security is not or ceases to be a valid, perfected first-priority encumbrance that secures payment of money or performance (**Security Interest**) in accordance with its terms over the property to which it is expressed to apply;

or a Group Member claims this to be the case, unless the Facility Agent determines in any such case that the affected provision is not material to the subscribers' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLA Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights

generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Facility Agent to replace that provision are not agreed and implemented to the satisfaction of the Facility Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Facility Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Facility Agent may approve, that longer period);

(o) **(financial indebtedness)** if a subsidiary incurs financial indebtedness in breach of particular provisions of the TLA Senior Funding Agreement;

(p) **(loss of material authorisations)** if a Group Member ceases to hold:

(1) an authorisation that is necessary to enable it to properly execute the TLA Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLA Transaction Document is legal, valid, binding and admissible in evidence; or

(2) any material authorisation that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect,

and if the Facility Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within 15 Business days after the Facility Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law that is applicable to it, its business or its property in a manner that has a Material Adverse Effect.

PART 2 – CAPITAL NOTES BRIDGE LOAN

Each of the following is an event of default under the Subordinated Bridge Facility Agreement:

(a) **(non-payment of principal)** BPC1 fails to pay any amount of principal payable that is due and payable by it under any of the Subordinated Bridge Facility Agreement and each of the transaction documents referred to in the Subordinated Bridge Facility Agreement in a form satisfactory to the Financiers (**Capital Notes Transaction Documents**) when it is due; or

(b) **(incorrect representation or warranty)** any representation, warranty or statement made by or repeated by Burns Philp or BPC1 in or in connection with a Capital Notes Transaction Document is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated; or

(c) **(insolvency)** an Insolvency Event (as defined under the Subordinated Bridge Loan Facility Agreement) occurs in relation to Burns Philp or BPC1; or

(d) **(voidable Transaction Document)** if all or any material provision of any Capital Notes Transaction Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or Burns Philp or BPC1 claims this to be the case, unless arrangements satisfactory to the Agent, to replace that provision are not agreed and implemented to the satisfaction of the Agent within 20 Business Days (or, if Burns Philp demonstrates to the satisfaction of the Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provisions will be able to be replaced as required within such longer period as the Agent may approve, that longer period).

PART 3 – TERM LOAN B

The events of default under the TLB Credit Agreement which was amended and restated on 28 February 2003 for the Term Loan B are as follows:

(a) **(non-payment of principal)** if Burns Philp Inc. fails to pay any amount of principal of any loan that is due and payable under the TLB Credit Agreement (**Loan**) when it is due (whether on a repayment date (as defined in the TLB Credit Agreement), the date fixed for prepayment thereof, the acceleration thereof or otherwise);

(b) **(non-payment of other amounts)** if a member of the Burns Philp Group that is party to a TLB Transaction Document **(Group Party)** fails to pay any amount under the TLB Credit Agreement other than principal of any Loan that is due and payable within two business days of its due date;

(c) **(other obligations)** if a Group Party fails to comply with any of its obligations under any TLB Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations as required by the TLB Credit Agreement) and (i) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure cannot be remedied or (ii) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure can be remedied, and the failure is not remedied within 15 business days after notice thereof by the Administrative Agent to Burns Philp;

(d) **(misrepresentation)** if any representation, warranty or statement made by, any Group Member in or in connection with any TLB Transaction Document (other than under Section 3.01(d)) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(insolvency event)** if an insolvency event (as defined in the TLB Credit Agreement) occurs in respect of a Group Party or any other subsidiary, other than a liquidation of an excluded subsidiary in accordance with the TLB Credit Agreement;

(f) **(maintenance of capital)** if Burns Philp passes a resolution (i) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it, (ii) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under the TLB Credit Agreement or (iii) to limit its ability to make calls on its uncalled share capital, without the consent of the Administrative Agent;

(g) **(Material Adverse Effect)** if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a Material Adverse Effect (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or any Options Offer or the financing for the Offer or any Options Offer);

(h) **(cross-default)** if (i) any financial indebtedness (as defined in the TLB Credit Agreement) of any Group Member in an amount exceeding A$40,000,000 (or its equivalent) becomes due for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp so long as such financial indebtedness of Goodman Fielder or such subsidiary is repaid promptly after the Control Date), (ii) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding A$40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp) or (iii) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLB Credit Agreement) over any of its property, other than an encumbrance permitted under the TLB Credit Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of A$20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency (as defined in the TLB Credit Agreement) or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Administrative Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLB Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Administrative Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(m) **(Security void)** if (i) all or any material provision of any Security or any other Security Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or (ii) a Security is not or ceases to be a valid, perfected first-priority Security Interest in accordance with its terms over the property to which it is expressed to apply, or a Group Member claims this to be the case, unless the Administrative Agent determines in any such case that the affected provision is not material to the Lenders' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLB Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Administrative Agent to replace that provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(o) **(financial indebtedness)** if Burns Philp or a subsidiary incurs financial indebtedness in breach of the TLB Credit Agreement;

(p) **(loss of material Authorisations)** if a Group Member ceases to hold: (i) an authorisation (as defined in the TLB Credit Agreement) that is necessary to enable it to properly execute the TLB Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLB Transaction Document is legal, valid, binding and admissible in evidence or (ii) any material authorization that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect, and if the Administrative Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within 15 business days after the Administrative Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law (as defined in the TLB Credit Agreement) that is applicable to it, its business or its property in a manner that has a Material Adverse Effect;

(r) **(Change in Control)** if a Change in Control occurs which is not rectified or remedied within 30 days so as to remove the change in control;

Change in Control means any of the following events:

(1) if at any time none of Mr. Graeme Hart (or, in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative),

any of his immediate family members (the **Hart Family**) or any entity controlled directly or indirectly by a member or members of the Hart Family or any trust for the benefit of a member of the Hart Family (collectively, the **Permitted Holders**) (i) has, or together have, a beneficial interest (directly or indirectly) in Burns Philp, calculated on a fully diluted basis, of at least 35% of the issued share capital of Burns Philp and (ii) is, or together are, the single largest shareholder, or group of shareholders, in Burns Philp on a fully diluted basis;

(2) individuals who on the Closing Date constituted the board of directors of Burns Philp (together with any new directors (i) appointed or nominated by one or more Permitted Holders or (ii) whose election by such board of directors of Burns Philp or whose nomination for election by the shareholders of Burns Philp, was approved by a vote of a majority of the directors of Burns Philp then still in office who were either directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Burns Philp then in office; or

(3) Burns Philp shall cease to own directly, or indirectly through one or more of its wholly-owned subsidiaries, beneficially and of record, 100% of the issued and outstanding shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any person, or any obligations convertible into or exchangeable for, or giving any person a right, option or warrant to acquire such equity interests or such convertible or exchangeable obligations of Burns Philp Inc.

(s) **(involuntary U.S. proceeding)** an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganisation or other relief in respect of Burns Philp or any subsidiary or its debts, or of a substantial part of its assets, under any United States Federal or state bankruptcy, insolvency, receivership or similar law now or hereafter in effect (a **US Insolvency Law**) or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any subsidiary or for a substantial part of its assets under any US Insolvency Law, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; and

(t) **(voluntary U.S. proceeding)** Burns Philp or any subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any US Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (s) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any of its subsidiaries or for a substantial part of its assets under any US Insolvency Law, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) take any action for the purpose of effecting any of the foregoing.

Notwithstanding the above, no event of default or default will occur if (i) Burns Philp breaches the indenture dated 21 June 2002, governing the 9.75% senior subordinated notes due 15 July 2012 issued by Burns Philp Capital **(the Indenture)**, as a result of Burns Philp failing to cause Goodman Fielder or any of its subsidiaries to provide a Guaranty Agreement (as defined in the Indenture) at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries or (ii) an event of default (under and as defined in the Indenture) occurs under the Indenture as a result of any Indebtedness (as defined in the Indenture) of Goodman Fielder or any of its subsidiaries that is outstanding at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries being unpaid or accelerated prior to the Control Date, in each case unless and until the Trustee (as defined in the Indenture) (or the Holders (as defined in the Indenture) of at least 25% in principal amount of the Securities (as defined in the Indenture)) declares the principal of, and accrued but unpaid interest on, the Securities (as defined in the Indenture) to be due and payable.

PART 4 – TLB Tranche 2 Facility

The events of default under the TLB Tranche 2 Credit Agreement are as follows:

(a) **(non-payment of principal)** if Burns Philp Inc. fails to pay any amount of principal of any loan that is due and payable under the TLB Tranche 2 Credit Agreement (**TLB2 Loan**) when it is due (whether on a repayment date (as defined in the TLB Tranche 2 Credit Agreement), the date fixed for prepayment thereof, the acceleration thereof or otherwise);

(b) **(non-payment of other amounts)** if a Group Party fails to pay any amount under the TLB Tranche 2 Credit Agreement other than principal of any TLB2 Loan that is due and payable within two business days of its due date;

(c) **(other obligations)** if a Group Party fails to comply with any of its obligations under any TLB2 Transaction Document (other than a failure in relation to another event of default or a failure to obtain and maintain authorisations as required by the TLB Tranche 2 Credit Agreement and (i) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure cannot be remedied or (ii) the Administrative Agent (acting at the direction of the Required Lenders) reasonably considers that the failure can be remedied, and the failure is not remedied within 15 business days after notice thereof by the Administrative Agent to Burns Philp;

(d) **(misrepresentation)** if any representation, warranty or statement made by, any Group Member in or in connection with any TLB2 Transaction Document (other than under Section 3.01(d)) is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(insolvency event)** if an insolvency event (as defined in the TLB Tranche 2 Credit Agreement) occurs in respect of a Group Party or any other subsidiary, other than a liquidation of an excluded subsidiary in accordance with the TLB Tranche 2 Credit Agreement;

(f) **(maintenance of capital)** if Burns Philp passes a resolution (i) to permit the giving of financial assistance, whether directly or indirectly, for the purpose of, or in connection with, an acquisition or proposed acquisition by a person of shares or of any right or interest in shares in it or in any holding company of it, (ii) for the reduction of its share capital (including the purchase of its shares but excluding a redemption of redeemable shares) except as permitted under the TLB Tranche 2 Credit Agreement or (iii) to limit its ability to make calls on its uncalled share capital, without the consent of the Administrative Agent;

(g) **(Material Adverse Effect)** if an event or a change occurs or a series of events or changes occur which have or is or are likely to have a Material Adverse Effect (excluding any event or change that may arise as a consequence of the announcement or consummation of the Offer or any Options Offer or the financing for the Offer or any Options Offer);

(h) **(cross-default)** if (i) any financial indebtedness (as defined in the TLB Tranche 2 Credit Agreement) of any Group Member in an amount exceeding A$40,000,000 (or its equivalent) becomes due for payment or delivery (other than at the option of the relevant Group Member) before the stated maturity of that financial indebtedness as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp
or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp so long as such financial indebtedness of Goodman Fielder or such subsidiary is repaid promptly after the Control Date), (ii) an agreement by any person with any Group Member to provide or underwrite financial accommodation in an amount exceeding A$40,000,000 (or its equivalent), or to acquire or assume any risk in respect of financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent), is prematurely terminated as a result of a default or event of default (however described) (except in the case of certain existing loan agreements of Burns Philp or any financial

indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp) or (iii) any money or commodity owing or deliverable by any Group Member in respect of any financial indebtedness in an amount exceeding A$40,000,000 (or its equivalent) is not paid or delivered when due for payment or delivery (having regard to any applicable grace period) (except in the case of certain existing loan agreements of Burns Philp or any financial indebtedness of Goodman Fielder or any of its subsidiaries prior to Goodman Fielder becoming a wholly-owned subsidiary of Burns Philp);

(i) **(creation of encumbrances)** if any Group Member creates or permits to exist any encumbrance (as defined in the TLB Tranche 2 Credit Agreement) over any of its property, other than an encumbrance permitted under the TLB Tranche 2 Credit Agreement;

(j) **(enforcement of encumbrances)** if any encumbrance over property of a Group Member that secures an amount in excess of A$20,000,000 becomes enforceable;

(k) **(compulsory acquisition)** if all or a material part of the property of a Group Member is compulsorily acquired by any government agency (as defined in the TLB Tranche 2 Credit Agreement) or a Group Member sells or divests itself of all or a material part of its property because it is required to do so by a binding order from a government agency, and the Group Member does not receive compensation for the acquisition, sale or disposal that is acceptable to the Administrative Agent;

(l) **(inability to perform)** if a Group Member ceases for any reason to be able lawfully to carry out all the transactions that any TLB2 Transaction Document contemplates may be carried out by it, unless arrangements satisfactory to the Administrative Agent to replace the relevant provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(m) **(Security void)** if (i) all or any material provision of any Security or any other Security Document is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally) or (ii) a Security is not or ceases to be a valid, perfected first-priority Security Interest in accordance with its terms over the property to which it is expressed to apply, or a Group Member claims this to be the case, unless the Administrative Agent determines in any such case that the affected provision is not material to the Lenders' overall security position;

(n) **(other Transaction Documents void)** if all or any material provision of any TLB2 Transaction Document other than a Security is or becomes void, voidable, illegal or unenforceable or of limited force (other than because of equitable principles or laws affecting creditors' rights generally), or a Group Member claims this to be the case, unless arrangements satisfactory to the Administrative Agent to replace that provision are not agreed and implemented to the satisfaction of the Administrative Agent within 20 business days (or, if Burns Philp demonstrates to the satisfaction of the Administrative Agent within that period that it is diligently pursuing a replacement of the relevant provision and that the relevant provision will be able to be replaced as required within such longer period as the Administrative Agent may approve, that longer period);

(o) **(financial indebtedness)** if Burns Philp or a subsidiary incurs financial indebtedness in breach of the TLB Tranche 2 Credit Agreement;

(p) **(loss of material Authorisations)** if a Group Member ceases to hold: (i) an authorisation (as defined in the TLB Tranche 2 Credit Agreement) that is necessary to enable it to properly execute the TLB2 Transaction Documents and to carry out the transactions that they contemplate and to ensure that each TLB2 Transaction Document is legal, valid, binding and admissible in evidence or (ii) any material authorization that is necessary to enable it to properly carry on its business and this has a Material Adverse Effect, and if the Administrative Agent reasonably considers that the cessation can be remedied, the cessation is not remedied within

15 business days after the Administrative Agent requires Burns Philp to remedy it;

(q) **(environmental breach)** if a Group Member breaches an environmental law (as defined in the TLB Tranche 2 Credit Agreement) that is applicable to it, its business or its property in a manner that has a Material Adverse Effect;

(r) **(Change in Control)** if a Change in Control occurs which is not rectified or remedied within 30 days so as to remove the change in control;

(s) **(involuntary U.S. proceeding)** an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganisation or other relief in respect of Burns Philp or any subsidiary or its debts, or of a substantial part of its assets, under any US Insolvency Law or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any subsidiary or for a substantial part of its assets under any US Insolvency Law, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; and

(t) **(voluntary U.S. proceeding)** Burns Philp or any subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any US Insolvency Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in paragraph (s) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Burns Philp or any of its subsidiaries or for a substantial part of its assets under any US Insolvency Law, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) take any action for the purpose of effecting any of the foregoing.

Notwithstanding the above, no event of default or default will occur if (i) Burns Philp breaches the Indenture, as a result of Burns Philp failing to cause Goodman Fielder or any of its subsidiaries to provide a Guaranty Agreement (as defined in the Indenture) at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries or (ii) an event of default (under and as defined in the Indenture) occurs under the Indenture as a result of any indebtedness (as defined in the Indenture) of Goodman Fielder or any of its subsidiaries that is outstanding at the time that BPC1 acquires more than 50% of the ordinary shares of Goodman Fielder or any of its subsidiaries being unpaid or accelerated prior to the Control Date, in each case unless and until the Trustee (as defined in the Indenture) (or the Holders (as defined in the Indenture) of at least 25% in principal amount of the Securities (as defined in the Indenture)) declares the principal of, and accrued but unpaid interest on, the Securities (as defined in the Indenture) to be due and payable.